Exhibit 99.1

LUMENIS LTD.

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON JUNE 18, 2009

Yokneam, Israel May 13, 2009

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company”, “we” or “us”):

        NOTICE IS HEREBY GIVEN that a Special General Meeting of Shareholders (the “Special General Meeting” or the “meeting”) of Lumenis will be held at our executive offices at 6 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Thursday, June 18, 2009 at 1:30 P.M. (Israel time).

        The agenda for the Special General Meeting will be as follows:

(1)	The authorization and approval of an equity financing of the Company (the “Equity Financing”) in which the Company intends to raise an amount of up to US$15 million from LM Partners L.P. and Ofer Hi-Tech Investments Ltd., who are currently significant shareholders of the Company (together with any parties affiliated with any of them, the “Existing Investors”). Pursuant to the terms of the Equity Financing, the Company will issue, to the Existing Investors, (i) up to an aggregate of 13,636,363 of its ordinary shares, par value NIS 0.10 per share (“Ordinary Shares”) at a price per share of US$1.10 and (ii) five-year warrants to purchase up to an aggregate of 6,818,182 Ordinary Shares at an exercise price of US$1.30 per share. The Company may also accept additional subscriptions from new, external investors to make investments in the Company in an amount of up to US$5 million pursuant to the terms and conditions of the Equity Financing.

(2)	The transaction of such other business as may properly come before the Special General Meeting or any adjournment thereof.

        The proposal and details with respect to the meeting are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

        Our Board of Directors has fixed the close of business on May 11, 2009 as the record date for the determination of shareholders who are entitled to notice of, and to vote at, the meeting and at any adjournment thereof. All shareholders are cordially invited to attend the meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage is required if it is mailed in the United States to our United States transfer agent, American Stock Transfer and Trust Company. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Joint holders of our Ordinary Shares should take note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

        Our Board of Directors has determined that the Equity Financing is in the best interests of our Company and our shareholders and recommends that you vote “FOR” approval of the Proposal set forth in the enclosed proxy statement. Please note that the conditions to closing of the Equity Financing will include shareholder approval of the Equity Financing in accordance with the requirements of the Israeli Companies Law – 1999. Therefore, failure of our shareholders to approve the Proposal will result in a failure of a condition to such closing, and the Equity Financing would be unable to be consummated. Failure to consummate the Equity Financing may have a negative impact on our ability to sustain the improvement in our financial condition.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

ii

LUMENIS LTD.
YOKNEAM INDUSTRIAL PARK, P.O. BOX 240, YOKNEAM 20692, ISRAEL
(TELEPHONE: +972 4-959-9000; FAX: +972 4-959-9050)

PROXY STATEMENT FOR
SPECIAL GENERAL MEETING OF SHAREHOLDERS

May 13, 2009

INTRODUCTION

        This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at our Special General Meeting of Shareholders, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The meeting will be held at our executive offices at 6 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Thursday, June 18, 2009 at 1:30 P.M. (Israel time).

Purpose of the Special General Meeting

        The agenda for the meeting is as outlined in the accompanying Notice of Special General Meeting of Shareholders, and includes:

(1)	The authorization and approval of an equity financing of the Company (the “Equity Financing”) in which the Company intends to raise an amount of up to US$15 million from LM Partners L.P. and Ofer Hi-Tech Investments Ltd., who are currently significant shareholders of the Company (together with any parties affiliated with any of them, the “Existing Investors”). Pursuant to the terms of the Equity Financing, the Company will issue, to the Existing Investors, (i) up to an aggregate of 13,636,363 of its ordinary shares, par value NIS 0.10 per share (“Ordinary Shares”) at a price per share of US$1.10 (the “Investment Shares”) and (ii) five-year warrants to purchase an aggregate of up to 6,818,182 Ordinary Shares at an exercise price of US$1.30 per share (the “Warrants”). The Company may also accept additional subscriptions from new, external investors to make investments in the Company in an amount of up to US$5 million pursuant to the terms and conditions of the Equity Financing.

(2)	The transaction of such other business as may properly come before the Special General Meeting or any adjournment thereof.

        We are not aware of any other matters that will come before the Special General Meeting. If any other matters properly come before the Special General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Voting and Quorum

        Our Board of Directors has fixed May 11, 2009 as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and all adjournments thereof. On the said record date, we had outstanding 201,699,060* Ordinary Shares. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the meeting.

        A quorum must be present in order for the meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the meeting. If within one-half hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to Thursday, June 25, 2009, at the same time and place, or to such date, time and place as the chairman of the meeting may determine. At such adjourned meeting, the required quorum would consist of any two (or more) shareholders present in person or by proxy regardless of the number of shares held by them.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Shareholders may elect to vote their shares once, either by attending the meeting in person, or by duly executing a proxy as detailed below. If your shares are held in “street name” (i.e., held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Proxies for use at the meeting are being solicited by our Board of Directors. A form of proxy for use at the Special General Meeting and a return envelope for the proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders on or about May 13, 2009, together with this proxy statement and the accompanying notice of meeting. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to the beneficial owners of our Ordinary Shares. In addition, we have retained MacKenzie Partners, Inc., a proxy solicitation firm, to assist in the solicitation. We will pay MacKenzie Partners approximately $5,000 plus reasonable out-of-pocket expenses for its assistance. In addition, we will indemnify MacKenzie Partners against any losses arising from that firm’s proxy solicitation services on our behalf.

        All Lumenis shares represented by properly executed proxies received by us at least forty-eight (48) hours in advance of the meeting will, unless such proxies have been previously revoked, be voted at the meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Special General Meeting or any adjournment thereof. As discussed below in this proxy statement, any shareholder who possesses a personal interest with respect to the approval of the Proposal being considered at the meeting, and wishes to vote for or against such Proposal, should not complete and mail a proxy card but should instead contact either Lisa Tykane at Lumenis at 011972-4-909-9480 or MacKenzie Partners at (212) 929-5500 (collect) or 1-800-322-2885 (toll free) in order to receive instructions as to how to submit a vote. A shareholder returning a proxy may revoke it at any time prior to commencement of the meeting (or adjournment) by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been provided. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 20692, Israel, Attention General Counsel (fax number +972-4-959-9355).

* Excludes 35,527 shares of treasury stock.

OWNERSHIP OF LUMENIS ORDINARY SHARES

        We have authorized and outstanding one class of equity security, designated Ordinary Shares. The following table sets forth, as of May 11, 2009, the number of Ordinary Shares beneficially owned (including, for purposes thereof, shares issuable upon the exercise of options, warrants or other convertible securities that are exercisable or convertible within 60 days of May 11, 2009), by (i) each person or entity known to us to be the beneficial owner of more than 5% of our shares (our “major shareholders”); and (ii) our directors and members of our senior management as a group. Although certain of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders (except to the extent of their respective pecuniary interests therein). Beneficial ownership reflected in the following table is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses sole or joint voting or dispositive power with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). Unless otherwise indicated below, each of the persons and entities listed in the below table possesses sole voting and dispositive power with respect to all shares reflected therein as owned by him, her or it.

Name and Address	Number of Shares Owned(1)		Approximate Percent of Shares Outstanding(2)

LM Partners L.P. and affiliates
16 Abba Eban Avenue
46725 Herzliya Pituach, Israel	105,675,713	(3)	49.14%

Ofer Hi-Tech Investments Ltd. and affiliates
9 Andre Saharov Street
31905 Haifa, Israel	83,386,806	(4)	39.51%

All directors and members of our senior management as a
group, (consisting of 16 persons)	5,279,309	(5)	2.55%

(1)	The information regarding the Ordinary Shares beneficially owned by our major shareholders is based upon information provided by such shareholders.

(2)	Percentages in this table are based on the 201,734,587 Ordinary Shares outstanding (including 35,527 shares of treasury stock) as of May 11, 2009, the record date for the meeting. In addition, for each beneficial owner of our Ordinary Shares, the number of shares outstanding for purposes of calculating percentage beneficial ownership is deemed to include all shares that such shareholder has the right to acquire (but excludes all shares that any other shareholder has the right to acquire) upon the exercise or conversion of stock options, warrants or other convertible securities that are exercisable or convertible as of (or within 60 days after) May 11, 2009.

(3)	Shareholding includes:

(a) 92,329,006 shares held directly by LM Partners L.P., of which (i) 70,047,566 shares were purchased on December 5, 2006 pursuant to a Purchase Agreement, dated September 30, 2006 (the “2006 Purchase Agreement”) and the exercise of some of the warrants granted in connection therewith; (ii) 8,537,690 shares were purchased on June 4, 2007 pursuant to the exercise of warrants granted in connection with the 2006 Purchase Agreement; and (iii) 13,743,750 shares were issued as of March 18, 2009 under certain adjustment provisions of the 2006 Purchase Agreement (the “Adjustment Provisions”);

(b) 15,000 shares held by the estate of the late Mr. Aharon Dovrat, the father of Mr. Shlomo Dovrat, an affiliate of LM Partners L.P.;

(c) 11,936,707 shares issuable upon the exercise of outstanding warrants granted in connection with the 2006 Purchase Agreement (“Closing Warrants”) held by LM Partners L.P., all of which are currently exercisable;

(d) 1,360,000 shares issuable upon the exercise of options held in trust by Mr. Harel Beit-On, Chairman of our Board of Directors, for the benefit of the general partner of LM Partners L.P., that are currently exercisable or are exercisable by Mr. Beit-On within 60 days of May 11, 2009; and

(e) 35,000 shares issuable upon the exercise of options granted to the late Mr. Aharon Dovrat during his period of service as a director of the Company, all of which are currently exercisable by the estate of Mr. Aharon Dovrat.

Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of LM Partners L.P. and may be deemed to be the beneficial owners of the shares held by LM Partners L.P. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Zeevi and Mr. Penchas disclaim beneficial ownership of the shares held by LM Partners L.P. except to the extent of their respective pecuniary interests therein.

(4)	Shareholding includes:

(a) 69,955,237 shares held directly by Ofer Hi-Tech Investments Ltd., of which (i) 46,633,091 shares were purchased on December 5, 2006 pursuant to the 2006 Purchase Agreement; (ii) 12,908,871 shares were purchased on June 4, 2007 pursuant to exercise of warrants granted in connection with the 2006 Purchase Agreement; and (iii) 10,413,275 shares were issued on March 18, 2009 under the Adjustment Provisions. Of the said 69,955,237 shares, 8,218,311 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006 (the “Trust Agreement”));

(b) 9,313,293 shares issuable upon the exercise of Closing Warrants held by Ofer Hi-Tech Investments Ltd. (of which 1,062,500 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable;

(c) 438,310 shares held directly by Lynav Holdings Ltd., an affiliate of Ofer Hi-Tech Investments Ltd., of which 373,065 shares were purchased on June 4, 2007 pursuant to the exercise of warrants granted in connection with the 2006 Purchase Agreement and transferred to Lynav Holdings Ltd. by an affiliated entity, and 65,245 shares which were issued to Lynav Holdings Ltd. as of March 18, 2009 under the Adjustment Provisions; and

(d) 3,679,966 shares held by third parties with respect to which Ofer Hi-Tech Investments Ltd. shares voting power under the provisions of a voting and option agreement, dated as of August 31, 2007, in which such third parties have agreed to vote all shares held by them in favor of or in opposition to any resolution proposed for adoption at any meeting of our shareholders in the manner voted by Ofer Hi-Tech Investments Ltd.

Ofer Hi-Tech Investments Ltd. is an indirect wholly owned subsidiary of Ofer Holdings Group Ltd., a company of which Orona Investments Ltd. and Lynav Holdings Ltd. are each the direct owners of one-half of the outstanding ordinary shares. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings Ltd. is held 95% by CIBC Bank and Trust Company (Cayman) Ltd. – as trustee of an irrevocable discretionary trust established in the Cayman Islands.

(5)	Solely comprised of shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of May 11, 2009. The amount stated includes the 1,360,000 shares issuable upon the exercise of options held in trust by Mr. Beit-On, Chairman of our Board of Directors, for the benefit of the general partner of LM Partners L.P. that are currently exercisable or exercisable by Mr. Beit-On within 60 days of May 11, 2009, but excludes other shares that are held by or that may be acquired by (or with respect to which voting power is held by) LM Partners L.P. in respect of which Mr. Beit-On may be deemed to be the beneficial owner (See note (3) above).

PROPOSAL FOR THE SPECIAL GENERAL MEETING

AUTHORIZATION AND APPROVAL OF
EQUITY FINANCING TRANSACTION

Summary

        The proposal for which proxies are being solicited via this proxy statement (the “Proposal”) is the adoption of a resolution that relates to our contemplated Equity Financing. The conditions to closing of the Equity Financing will include shareholder approval of the Equity Financing in accordance with the requirements of the Israeli Companies Law – 1999 (the “Companies Law”). Therefore, failure of our shareholders to approve the Proposal will result in a failure of a condition to such closing, and the Equity Financing would be unable to be consummated. Failure to consummate the Equity Financing may have a negative impact on our ability to sustain the improvement in our financial condition, as further set forth below.

Background and Reasons for the Equity Financing

        We are involved in the development, manufacture, marketing, sale and servicing of laser, light based and radio frequency-based systems and accessories for surgical, aesthetic and ophthalmic applications. This market is highly competitive, unpredictable and characterized by evolving technological changes and standards, requiring heavy spending on research and development, marketing and support. We have been a major player in the industry and continue to have very strong business fundamentals. Historically, our financial condition has been characterized by significant bank debt and heavy finance expenses, which we have owed to Bank Hapoalim B.M. (the “Bank”) in particular. The Bank debt, the finance expenses, shortage in cash resources and various business and legal developments that, during the years 2003-2006, adversely affected our ability to create a positive cash flow, brought us, during 2006, to a major crisis and we were close to bankruptcy. At that time, we were also subject to securities class action litigation, Securities and Exchange Commission (“SEC”) investigations and a de-registration of our Ordinary Shares. Eventually, on the verge of collapse, in December 2006, we completed a private placement of an aggregate amount, after exercise of certain warrants, of $150 million from two major investors, LM Partners L.P. (“LM”) and Ofer Hi-Tech Investments Ltd. (“Ofer”) (the “2006 Equity Financing”), we restructured our then $214 million Bank facility, and we commenced a major recovery plan led by new management.

        The 2006 Equity Financing marked a significant change in the direction of the Company. Our Existing Investors exhibited an invigorating commitment to the future success of the Company, and our new Board of Directors and new management have dedicated, since December 2006, tremendous efforts in connection with the turn-around of the Company. Within this framework, as a result of a major endeavor by the Company, we have been able to resume, as of April 2007, the registration of our Ordinary Shares under the Exchange Act and, since then, we file our periodic reports in compliance with the requirements of the Exchange Act and the regulations thereunder on an ongoing basis. We successfully negotiated a settlement of the securities class action litigation and the settlement was finally approved in August 2008. In addition, our ERP and financial reporting systems have undergone a major upgrade and we were able to successfully resolve various litigation cases relating to intellectual property and other business affairs. Our business exhibited positive signs of recovery and our financial position improved significantly as a result of the repayment of a portion of our debt to the Bank and a write-off by the Bank of additional portions of the debt.

        As of the date of this proxy statement, we have outstanding indebtedness to the Bank in an approximate amount of $130.75 million, which consists of approximately (i) $112 million of interest-bearing debt and (ii) an additional $18.75 million that does not accrue interest and that the Bank has agreed to write-off in the future (assuming that we timely make certain payments). In addition, we are separately obligated to the Bank in an approximate amount of $2 million for guarantees and letters of credit that it has issued on our behalf in favor of third parties. Despite the various positive developments in our business and improvement of our cash position, we do not have, as of the current time, the capital resources that are necessary for us to continue to achieve our business plan objectives while simultaneously meeting our obligations to the Bank.

        We have been complying with the payment schedules under which our Bank debt is currently structured. However, if we do not improve our cash position and reduce our debt burden, there exists a risk that our operations could suffer, and that we would fall out of compliance with the payment schedule under our existing agreement with the Bank. In addition, we have difficulties in meeting our existing financial covenants. A default under our Bank agreement may entitle the Bank to call all existing loans immediately due and payable. At present and in the foreseeable future, we are not, and will not be, in a position to repay all of our loan amounts at one time. Therefore, failure to improve our cash position could, if combined with a default under our Bank agreement, result in adverse consequences to our financial condition. The infusion of additional equity capital via the Equity Financing would enable us to continue to pursue our operational objectives and reduce the risk of such a potential, dangerous slide towards Bank default.

        During the past few months we have been seeking an equity investment, and explored the possibility of obtaining such investment from various investors. We conducted an intensive process and held thorough discussions with various external investors. In addition, we approached our Existing Investors, and reached an understanding with them concerning such financing, subject to execution of definitive agreements. Moreover, we are currently in advanced discussions with certain new external investors with respect to their participation in the financing on substantially the same terms and conditions as discussed with the Existing Investors. After due consideration of all relevant factors, our Board of Directors has determined that an investment by the Existing Investors, along with, potentially, new external investors, materially on the terms described below constitutes the most favorable option currently available for our Company.

        In light of our desire to complete the financing promptly in order to maintain our positive momentum, we accelerated our discussions with the Existing Investors, and have reached an understanding with them as to the material terms under which the Equity Financing will be consummated. Negotiations with new investors with respect to their investment in the Company under the same terms and conditions as the Equity Financing are at an advanced stage; however, no commitment has been obtained in this respect. The consummation of the proposed Equity Financing will enhance our ability to meet our immediate need for liquidity and cash and will support, in part, our debt and related financing costs so as to allow us to invest in and grow our business and maintain our major industry position. In addition, consummation of the Equity Financing will strengthen our position in discussions with the Bank with respect to a possible restructuring of our debt to the Bank and assist in raising equity investments from external investors. Failure to consummate the proposed Equity Financing may have a negative impact on our ability to sustain the improvement in our financial condition.

        As mentioned above, our Board of Directors has determined that the Existing Investors have presented the best proposed transaction for the Company. The Existing Investors are willing, at this very troubled time of worldwide economic crisis, to provide an equity investment in the Company, thereby exhibiting their confidence in the Company’s prospects and confirming the positive direction of the turnaround plan of the Company. Furthermore, the Existing Investors’ past and present support of the Company’s management and business are validated by the Equity Financing. Our Board of Directors believes that the consummation of the Equity Financing is critical for the Company’s future. The approval of the material terms of the Equity Financing by our Board of Directors followed an intensive, arms-length negotiation with the Existing Investors and with external investors. In order to ensure the fairness of the Equity Financing (in light of the fact that each of the Existing Investors may be deemed to be controlling shareholder of our Company, as defined in the Companies Law), we have sought and obtained a fairness opinion with respect thereto (See “Fairness Opinion to the Board of Directors” below).

        The final form of purchase agreement with respect to the Equity Financing, reflecting materially the terms and conditions of the Equity Financing, as described below (the “Purchase Agreement”), is expected to be completed in the coming weeks, and will be entered into, prior to the closing of the Equity Financing. This proxy statement contains a description of the material terms and conditions of the Equity Financing, and the Company is seeking shareholder approval for such terms and conditions. The final form of the Purchase Agreement, materially consistent with the terms and conditions described below, including the acceptance of final subscription for participation in the Equity Financing by each of the Existing Investors and, possibly, new investors, and including additional terms and conditions that are not inconsistent with the terms and conditions described in this proxy statement, will be approved by our Audit Committee and Board of Directors prior to the execution of the Purchase Agreement but will not require any further shareholder approval. The Proposal includes both an approval and authorization of the terms and conditions of the Equity Financing, and an authorization for the Board of Directors and the Audit Committee to finalize the form of Purchase Agreement and accept the subscriptions by the Existing Investors and, possibly, by new investors for participation in the Equity Financing, as long as the terms of the Purchase Agreement are materially consistent with the terms and conditions described in this proxy statement and as long as any additional terms and conditions are not inconsistent with the terms and conditions described in this proxy statement. The Company is negotiating the participation of additional, new investors in an equity investment in the Company in an amount of up to $5 million under the same terms and conditions as those of the Equity Financing, and, in the event that such additional investment is consummated, the amount invested in the Company may be in an aggregate amount of up to $20 million. New investors making an investment in the Company under the same terms and conditions as those of the Equity Financing may join the Purchase Agreement as parties thereto, and in such event, the amounts of total investment and total number of Investment Shares and Warrants shall be increased proportionately as determined by the Audit Committee and Board of Directors. In the event that new investors agree with us to make an investment in the Company, then whether or not such investment is made on the same terms and conditions as those of the Equity Financing, under the Companies Law, approval by our shareholders shall not be required with respect to such investment by the new investors.

        The consummation of the Equity Financing will enhance the continued improvement of our current and prospective financial condition, and is good for our Company as a whole, for each of the following reasons:

—	The Equity Financing will enable us to continue to meet our payment schedule, thereby preventing a default by us, under the terms of our existing debt agreement with the Bank;

—	The improved capitalization and reduced leverage resulting from the Equity Financing will assist us in meeting the financial covenants under our Bank debt agreement and will thereby allow us to continue to pursue our business plans with greater flexibility;

—	The Equity Financing will continue the trend (begun with our 2006 recapitalization and debt restructuring) in which we have improved our shareholders’ equity position and decreased our debt burden, thereby improving our overall balance sheet;

—	The infusion of cash as a result of the Equity Financing will greatly enhance our cash flow, thereby assisting us in our ongoing operations, and will strengthen our position in negotiations with the Bank with respect to a restructuring of the Bank debt agreement;

—	The valuation provided for our Company, and the price per share at which the Investment Shares will be sold in the Equity Financing, represent good value to us and our shareholders, as supported by the fairness opinion described further below;

—	The Existing Investors participating in the Equity Financing are highly committed to our success, given their significant existing equity stake and prominent role in the management of the Company, and are therefore the ideal partners to provide us with the needed financing at the current time; and

—	The material terms of the Equity Financing have been arrived at following our Board’s careful consideration, and this transaction therefore constitutes the best possible transaction for our Company under our current circumstances.

Equity Financing

        Pursuant to the Equity Financing, the Existing Investors participating in such financing may collectively purchase from us up to 13,636,363 Ordinary Shares (the “Investment Shares”) at a price per share of $1.10 (the “Price Per Share”), for an aggregate purchase price of up to $15,000,000. In the event that additional, new investors participate in the Equity Financing in an amount of up to $5,000,000, then the aggregate number of Investment Shares to be purchased shall be up to 18,181,818. In addition, each Existing Investor participating in the Equity Financing will be issued five-year warrants (the “Warrants”) to purchase Ordinary Shares in an amount equal to 50% of the total number of Investment Shares purchased by such investor in the Equity Financing at an exercise price per share of $1.30. Accordingly, assuming all Investment Shares that may be purchased by the Existing Investors in the Equity Financing are actually purchased, the Warrants to be issued to them will be exercisable for an aggregate of 6,818,182 additional Ordinary Shares. In the event that additional, new investors participate in the Equity Financing in an amount of up to $5,000,000, then the Warrants to be issued to all investors will be exercisable for an aggregate of up to 9,090,910 Ordinary Shares.

        The scope of subscription by our Existing Investors for participation in the Equity Financing has not been determined yet, and the final subscription for their respective participation will be determined by each one of them and accepted by the Company prior to the execution of the Purchase Agreement. To the extent that new investors make an investment in the Company on the same terms and conditions as the Existing Investors, the amount of subscription by such investors, in an amount of up to $5,000,000, shall be agreed between such investors and the Company. New investors making an investment in the Company under the same terms and conditions as those of the Equity Financing may join the Purchase Agreement as parties thereto, and in such event, the amounts of total investment and total number of Investment Shares and Warrants may be increased to such amounts as are described above and as are approved by the Audit Committee and Board of Directors; however, no shareholder approval will be required. There is no assurance that new investors will join the investment in the Company on the terms and conditions of the Equity Financing or otherwise, and there is no assurance as to the scope of participation by the Existing Investors, if any, except that the participation by the Existing Investors and the participation by the new investors, if any, shall not exceed the amounts set forth in this proxy statement. Participation in the Equity Financing by Existing Investors may be made directly by LM and Ofer or, in part or in whole, by any one or more of their affiliates; all references in this proxy statement to the participation by the Existing Investors in the Equity Financing shall include such one or more affiliates. For this purpose, the term “affiliate” shall have the meaning set forth in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, means any party that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the party in question, and the term “control” shall have the meaning assigned to such term under the foregoing Rule 405, and, accordingly, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise.

Effect on Capitalization and Beneficial Ownership

        The Existing Investors – LM and Ofer – together with their affiliated investors, currently hold 92,344,006 and 70,393,547 Ordinary Shares, respectively, representing approximately 45.77% and 34.89% of our issued and outstanding share capital. In addition, LM and Ofer, together with their respective affiliated investors, hold 11,936,707 and 9,313,293 warrants to purchase additional Ordinary Shares, respectively, with LM’s affiliates holding an additional 1,259,000 currently exercisable options to acquire additional Ordinary Shares. Ofer also has the power to direct the voting of an additional 3,679,966 Ordinary Shares pursuant to a voting and option agreement with a third party. Such holdings, including warrants and options and the foregoing voting agreement, when considered under Exchange Act rules for calculating beneficial ownership, provide LM and Ofer with respective beneficial ownership of approximately 49.1% and 39.5% of our issued and outstanding share capital. As a result of the Equity Financing – assuming that the Existing Investors participate therein for a full, aggregate $15 million investment at an approximate pro-rata allocation to their current holdings of our Ordinary Shares (i.e. $9 million by LM and $6 million by Ofer), and assuming, solely for such purpose, no participation by any new investors – LM and Ofer will acquire an additional 8,181,818 and 5,454,545 Ordinary Shares, and warrants to purchase an additional 4,090,909 and 2,727,273 Ordinary Shares, respectively, thereby bringing their total equity holdings in our Company to 100,525,824 Ordinary Shares and 16,027,616 warrants, in the case of LM, and 75,848,092 Ordinary Shares and 12,040,566 warrants, in the case of Ofer, raising their beneficial ownership percentages (after considering LM’s affiliates’ options and Ofer’s voting rights under its voting and option agreement with a third party) to 50.6% and 40.3%, for LM and Ofer, respectively. However, the actual amounts to be invested by each of the Existing Investors, if any, will be based on the amount subscribed for by each Existing Investor individually, and there is no assurance with respect to the amount to be subscribed for by any of them. Therefore, if the actual participation by any Existing Investor in the Equity Financing is lower than described above or if the relative levels of participation of LM and Ofer in the Equity Financing do not approximate their current relative equity interests in our Company, and/or if additional investors join the Equity Financing or otherwise make an investment in the Company, the above-provided holdings and percentages of beneficial ownership would be altered as a result.

        Assuming an aggregate investment of $20 million by the investors (i.e., including new, external investors) in the Equity Financing, the Investment Shares shall constitute, immediately after the closing of the Equity Financing (assuming consummation thereof), approximately 8.3% of the issued and outstanding share capital of our Company.

Material Terms of Equity Financing

        Below is a summary of the material terms of the Equity Financing, which will be substantially set forth in the Purchase Agreement that we anticipate entering into with the investors in the Equity Financing. The final form of the Purchase Agreement, materially consistent with the terms and conditions described below, including the final subscription for the participation in the Equity Financing by each of the Existing Investors and, possibly, new investors joining the Equity Financing, will be approved and accepted by our Audit Committee and Board of Directors prior to the execution of the Purchase Agreement but will not require any further shareholder approval. The Purchase Agreement may include additional provisions not described below, as long as they are not materially inconsistent with the terms and conditions described below.

The Investors

        As described above, each of the Existing Investors is well known to our Company as a result of its participation in the 2006 Equity Financing and its subsequent role in the management of our Company. The identity of any new investor, if any, making an investment on the same terms and conditions as those of the Equity Financing, will be determined by our Board of Directors.

Adjustment to Number of Shares to be Sold

        The number of Investment Shares to be sold pursuant to the Purchase Agreement (as described above) would be subject to adjustment in the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the outstanding Ordinary Shares occurring after the date of the Purchase Agreement and prior to the closing thereunder.

Representations and Warranties

        The Purchase Agreement is expected to contain representations and warranties of the Company consistent with transactions of this nature. We expect that our representations in the Purchase Agreement will include, without limitation, representations with respect to: the organization of the Company; our capital structure; subsidiaries; our corporate power and authority to enter into the Purchase Agreement and non-contravention of laws, agreements and other legal obligations as a result of the Purchase Agreement; due issuance of the Investment Shares and Warrants; our SEC filings and their compliance with applicable rules and regulations; the accuracy of our financial statements included in our SEC filings; the absence of certain recent adverse changes and various liabilities; our Bank debt; litigation; the exemption of the transaction from the applicable registration provisions of securities laws; the absence of brokers’, finders’ or investment banker fees in connection with the Equity Financing; the completeness and accuracy of our representations; and possibly additional representations relating to various aspects of our business, operations, financial condition, affairs, assets and compliance with laws, including our contractual obligations, our intellectual property, our insurance coverage, our relationships with material suppliers and customers, the absence of restrictions on our business activities, the validity of our title to our material properties and assets, and the absence of non-disclosed related party transactions.

Conduct of Business; Covenants

        We expect that the Purchase Agreement will provide that from the date of the Purchase Agreement until the closing of the Equity Financing, we will be required to operate our business in the ordinary course in substantially the same manner heretofore conducted, except as a certain qualified majority of the investors in the Equity Financing otherwise consent in writing. The Purchase Agreement may contain other covenants imposed upon us with respect to: provision of information and access to files and records; observer rights with respect to our Board of Directors; the use of best efforts to obtain all necessary consents and approvals including the shareholder approval sought as part of the Proposal and approvals imposed by governmental entities; the removal of restrictive legends from Investment Shares and shares underlying Warrants upon the lapse of securities law transfer restrictions; the provision of prompt notice of the commencement of any legal proceeding by or before any governmental entity and keeping the investors informed of the progress of any such proceeding; confidentiality with respect to the Equity Financing (except to the extent that disclosure is mandated by applicable legal requirements such as via the distribution of this proxy statement); providing prompt notification to the investors as to the inaccuracy of any of our representations in the Purchase Agreement or our failure to abide by any covenant therein; taking whatever additional actions as are necessary to ensure the consummation of the Equity Financing; and, potentially, additional covenants requiring us to consult with representatives of the investors concerning business developments between the entry into the Purchase Agreement and the closing thereunder.

Closing Conditions

        We expect that the closing of the Equity Financing will likely take place only after the satisfaction of the closing conditions to be set forth in the Purchase Agreement, unless otherwise agreed with a qualified majority of the investors. Those conditions will likely include, but will not be limited to:

—	the approval and adoption by the Special General Meeting of the Proposal set forth in this proxy statement (the “Shareholder Resolutions”);

—	all governmental entity approvals, if any, and third party consents, if any, shall have been obtained;

—	no governmental entities shall have enacted legislation or other regulations that render the Equity Financing illegal;

—	the accuracy of our representations and warranties in all material respects and our compliance in all material respects with all covenants and obligations required to be performed prior to closing;

—	the receipt by the investors of all required closing deliveries under the Purchase Agreement;

—	the absence of any temporary or permanent restraining order or injunction (or any proceeding seeking such an order or injunction) prohibiting the investors from owning or voting the securities to be purchased; and

—	there shall not have occurred any material adverse effect whether as a result of the Company’s failure to perform the covenants and obligations under the Purchase Agreement or as a result of any failure of a representation or warranty of the Company under the Purchase Agreement to be true and correct, or otherwise. The term “material adverse effect” will likely be defined in the Purchase Agreement, and may relate, among other things, to any change, event, fact, violation, inaccuracy, circumstance or effect that individually or taken together with all other such changes, events, facts, violations, inaccuracies, circumstances or effects, has a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business, capitalization, operations or results of operations of the Company and its subsidiaries, taken as a whole, except for certain exceptions to be agreed upon and described in the Purchase Agreement.

Warrants

        The Warrants (assuming a full $15 million investment by the Existing Investors), will entitle the holders thereof to purchase an aggregate of 6,818,182 Ordinary Shares at a per share exercise price of $1.30 (subject to adjustment as a result of any stock split, stock dividend, combination, reclassification and similar such events). In the event that additional, new investors participate in the Equity Financing in an amount of up to $5,000,000, then the Warrants to be issued to all investors will be exercisable for an aggregate of up to 9,090,910 Ordinary Shares. We expect that the Warrants will provide that they may be exercised, in whole or in part, at any time and from time to time until the fifth anniversary of the date of issuance. We expect that exercise may be made conditional upon the consummation of a public offering of our Ordinary Shares or the closing of a liquidity event such as the sale of all or substantially all of our assets or all or substantially all of our issued and outstanding shares, or a merger involving our Company (in the latter two cases, which result in the acquisition of greater than fifty percent (50%) of our shares by persons who held less than fifty percent (50%) prior to such transaction).

        We expect the Warrants to provide that the exercise price of the Warrants may be payable by cash, check, wire transfer or by the cancellation of debt owed by the Company to the holder. In lieu of such payment, the Warrants will also be exercisable by net cashless exercise, based on a formula that is tied to the excess of the fair market value of our Ordinary Shares over the exercise price of the Warrants.

        The exercise price of the Warrants, and the number and kind of shares issuable upon exercise thereof, will be subject to adjustment as a result of stock splits, stock dividends, reclassifications, spin-offs, split-offs and similar events.

        The investors are expected to provide representations in the Warrants concerning their status as accredited investors (as defined under Regulation D under the Securities Act), their investment intent with respect to the purchase of the Warrants and similar representations related to securities laws. In turn, we expect to represent that we will deliver Ordinary Shares underlying the Warrants that are free of restrictive legends as soon as securities law-related transfer restrictions have lapsed. We expect also to agree not to enter into any transaction that will impair the rights of the holders of the Warrants, and to undertake to reserve at all times (while the Warrants are outstanding) a sufficient number of shares (or other securities or property) that are issuable upon exercise of the Warrants.

        The Ordinary Shares underlying the Warrants are to be entitled to registration rights under the Registration Rights Agreement, as described below.

        The holders of Warrants will not be entitled to rights as shareholders of our Company until and unless they have exercised the Warrants and acquired underlying Ordinary Shares. The Warrants may include other customary provisions that are not inconsistent with the terms described above.

Termination

        The Purchase Agreement is expected to be terminable under various circumstances to be set forth therein, including, without limitation:

—	by either party, if, among other things, the closing has not occurred by a certain “drop dead” date, currently expected to be July 31, 2009 or such other date as shall be agreed by the Company and the investors, the required shareholder approval of the Proposal, as set forth in this proxy statement, has not been obtained at the Special General Meeting, or there shall be a final non-appealable order of any governmental entity in effect preventing consummation of the transactions contemplated under the Purchase Agreement;

—	by a qualified majority of the investors, if the Company will have breached any representation, covenant or agreement in the Purchase Agreement that has the effect of preventing the closing from taking place which has not been cured within an agreed number of days after written notice of such breach; or

—	by the Company, if the investors will have breached any representation, covenant or agreement in the Purchase Agreement that will have the effect of preventing the closing from taking place, which will have not been cured within an agreed number of days after written notice of such breach.

Fees and Expenses

        We expect to be responsible for the payment of all of our expenses incurred in connection with the Purchase Agreement, including all fees and expenses of our legal counsel and all third-party consultants engaged by us to assist us with the Equity Financing. We also expect that the Purchase Agreement will provide that we will reimburse the investors for their legal expenses in connection with the negotiation, execution and delivery of the Purchase Agreement.

Registration Rights Agreement Amendment

        We expect that pursuant to the Purchase Agreement, at the closing of the Equity Financing, an amendment (the “Registration Rights Agreement Amendment”) to our existing registration rights agreement, dated as of December 5, 2006, by and among Lumenis, the Existing Investors and the Bank (the “Registration Rights Agreement”) shall be entered into. The final form Registration Rights Agreement Amendment to be entered into with respect to the Equity Financing will be approved both by our Board of Directors and by the Audit Committee of our Board of Directors and may include additional provisions that are not inconsistent with the terms and conditions described in this proxy statement. All references in this proxy statement to the Equity Financing and the Purchase Agreement are deemed to also include a reference to the Registration Rights Agreement Amendment. We expect that pursuant to the Registration Rights Agreement Amendment, any new investor, to the extent that it joins the investment under the terms of the Equity Financing or under other terms agreed with the Company, will be added as a party to the Registration Rights Agreement (to which the Bank is also a party with respect to Ordinary Shares issuable upon exercise of warrants held by the Bank), and the existing registration rights that we previously granted under the Registration Rights Agreement will be extended to also apply to the Investment Shares and additional Ordinary Shares issuable upon exercise of the Warrants being sold under the Purchase Agreement and such other Ordinary Shares issued to additional investors making an investment in the Company under the terms and conditions of the Equity Financing or otherwise. A new investor joining the Equity Financing may also be granted the right to require a shelf registration under certain circumstances. All such shares will be considered “Registrable Shares” and will be entitled to the following rights under the existing Registration Rights Agreement:

—	Demand Registration Rights. Subject to certain exclusions, holders of a majority of the outstanding Registrable Shares may demand that a registration statement be filed to register their shares.

—	Piggyback Registration Rights. If we effectuate a primary or secondary offering of our securities (except on Form F-8 or a registration relating solely to a Rule 145 transaction on Form F-4), the holders of Registrable Shares have the right to include their Registrable Shares in the registration effected pursuant to such offering.

—	Shelf Registration Rights. Subject to certain exclusions, holders of at least 10% of the Registrable Shares (and in certain circumstances, the Bank alone) may demand that a registration statement be filed for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, to register their shares. Such shelf registration rights are limited to six shelf registration statements that are filed and declared effective by the SEC.

—	Subsequent Registration Rights. Without the consent of the holders of at least 60% of the Registrable Shares then held, we may not grant or agree to grant registration rights superior to those granted under the Registration Rights Agreement. This limitation is subject to phase-out based on either the passage of time or the holders of Registrable Shares ceasing to hold such shares.

Bank Debt

        As discussed above, the Company’s significant Bank debt serves as a primary impetus for the Equity Financing for which we currently seek shareholder approval. Even after the consummation of our September 29, 2006 restructuring agreement with the Bank (as amended on December 5, 2006, June 25, 2008, November 10, 2008 and February 22, 2009, the “Restructuring Agreement”) we still face a repayment schedule and financial covenants that hamper our ability to implement our operational objectives. We have summarized below the material terms related to our indebtedness to the Bank in order to provide our shareholders some perspective as to how the Equity Financing will alleviate the strain on our operations that arises from such debt obligations.

Existing Terms of Bank Debt

        Our outstanding Bank debt as of the closing of the 2006 Equity Financing was approximately $214 million (including approximately $2 million of debt for guarantees and letters of credit separately issued by the Bank on our behalf in favor of third parties). At the closing of the 2006 Equity Financing, we effected a $40 million repayment and the Bank provided a $25 million write-off. Consequently, the principal amount of the Bank debt outstanding immediately after the closing of the 2006 Equity Financing was approximately equal to $147 million (in addition to our obligation to repay the aforementioned guarantee and letters of credit amounts). The outstanding amount of the Bank debt as of the date of this proxy statement, after giving effect to repayments made since the closing of the 2006 Equity Financing (but excluding the guarantee and letter of credit related obligations), is approximately $130.75 million, consisting of approximately (i) $112 million of interest-bearing debt and (ii) $18.75 million that does not accrue interest and that the Bank has agreed to write-off (assuming that we make certain payments).

        Under the terms of the Restructuring Agreement, as amended pursuant to a June 25, 2008 amendment (the “2008 Bank Debt Amendment”), we are obligated to repay the Bank debt according to the following repayment schedule: (i) a repayment of an aggregate principal amount of $30 million, which bears interest at the three month LIBOR rate plus 3%, is to be made in three equal installments of $10 million in June 2009, June 2010 and June 2011, respectively; and (ii) a repayment of the remaining amount of the loan, which bears interest at the three month LIBOR rate plus 1.5%, is to be effected via 16 equal quarterly installments, with the first such installment to be paid on December 31, 2009. Interest payments are due quarterly. All amounts outstanding on the final maturity date of September 30, 2013 are due on that date.

        Under the terms of the 2008 Bank Debt Amendment, for each of the June 2009, June 2010 and June 2011 $10 million installment repayments that we are required to make, the Bank will forgive an additional $6.25 million of the principal amount of the Bank loan.

        Additional information with respect to the terms of the Restructuring Agreement is included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.

        Additional material terms of the Restructuring Agreement (and related agreements) with the Bank, as currently in place, include:

—	Financial covenants with respect to a ratio of total debt to EBITDA and interest coverage ratio.

—	Negative covenants prohibiting our encumbering our assets, incurring debt in excess of $30 million, entering into or approving any merger, consolidation, or scheme of reconstruction, making certain acquisitions, entering into certain transactions with related parties, and disposing of assets except as set forth in the Restructuring Agreement.

—	Event of default provisions, including: (i) the Bank’s right to call all amounts then outstanding immediately due and payable or declare that all then-outstanding amounts shall be repayable on demand; and (ii) a default rate of interest.

—	Security agreements in favor of the Bank, which provide for a floating charge over our assets, certain fixed charges over our assets and our subsidiaries’ assets, certain pledges of stock of our subsidiaries and certain subsidiary guarantees securing our debt.

—	Warrants to purchase 9,411,300 of our Ordinary Shares that have been issued by us to the Bank, which are exercisable at a price of $1.1794 per share.

—	Our obligation to pay to the Bank a cash fee of $4.0 million upon the earliest to occur of any of a number of events while the loan is outstanding, including our obtaining annual EBITDA in excess of $50 million, a public offering of equity (or convertible to equity) securities for our own account, a sale of all or substantially all of our assets, a voluntary repayment of at least 75% of the outstanding Bank loan, a spin off of at least 30% of our total assets, or a decrease in the holdings of the Investors (and related parties) by at least 40% from then-current levels as a result of either (i) transfers of their shares or (ii) a public offering by us at a price per share exceeding $1.55 per share.

—	Our obligation to pay to the Bank a cash fee of $7.5 million if our stock price reaches $7 per share.

Selected Financial Data

        In order to provide our shareholders with a better understanding of our current financial situation that serves as the background to our desire to consummate the Equity Financing, we have provided (in addition to the above information related to our Bank debt) selected financial data for each of the two years in the two year period ended December 31, 2008. Such data (as presented in the below tables) is derived from our unaudited consolidated financial statements for the year ended December 31, 2008 (the “Unaudited 2008 Financial Statements”) and our audited consolidated financial statements for the year ended December 31, 2007, respectively. Because our 2008 results, as reflected in the Unaudited 2008 Financial Statements, are not yet audited, our actual, final audited results for 2008 may differ, and you are cautioned in relying on such information. In addition, the selected consolidated financial data set forth below for the year 2007 should be read in conjunction with our audited, consolidated 2007 financial statements and related notes which were included in our Annual Report on Form 20-F for the year ended December 31, 2007 (as amended) and with Item 5 of such Annual Report on Form 20-F entitled “Operating and Financial Review and Prospects”.

Consolidated Statements of Operations Data For the Year Ended December 31,
	2008 (Unaudited)	2007
	(In thousands, except for per share data)

Net revenues	$256,465	$267,829

Operating loss	(47,945)	(28,388)
Net loss	(44,216)	(28,118)
Net loss per share	(0.23)	(0.16)

Consolidated Balance Sheet Data As of December 31:
	2008 (Unaudited)	2007
	(In thousands)

Total assets (as of December 31)	$201,293	$267,563
Net assets (capital deficiency) (as of
December 31)	(41,246)	1,278

Weighted average number of shares as adjusted
to reflect changes in capital* (in thousands)	196,067	170,927

* Basic and diluted

          The following table presents additional consolidated statement of operations data for the periods indicated as a percentage of our total revenues.

	For the Year Ended December 31,
	2008 (Unaudited)	2007

Net Revenues	100.0%	100.0%
Cost of Revenues	58.9	57.2

Gross Profit	41.1	42.8
Research and development expenses	7.4	6.1
Selling and marketing expenses	29.4	27.4
General and administrative expenses	13.6	19.9
Impairment of goodwill	8.8	-
Restructuring expenses	0.6	-

Total operating expenses	59.8	53.4
Operating loss	(18.7)	(10.6)
Financial income	0.7	1.4
Other expense, net	-	(0.0)

Loss before taxes on income	(18.0)	(9.2)
Taxes on income	(0.8)	1.3

Net Loss	(17.2)%	(10.5)%

Year Ended December 31, 2008 Compared With Year Ended December 31, 2007

			Increase in
$ in Thousands	2008 (Unaudited)	2007	Dollars	%

Net Revenues	$256,465	$267,829	$(11,364)	(4.	2)%
Cost of Revenues	$151,124	$153,168	$(2,044)	(1.	3)%

Gross Profit	$105,341	$114,661	$(9,320)	(8.	1)%

			Increase in
$ in Thousands	2008 (Unaudited)	2007	Dollars	%

Research and Development	$18,950	$16,465	$2,485	15.1%
Sales and Marketing	75,458	73,205	2,253	3.0%
General and Administrative	34,821	53,379	(18,558)	(37.7)%
Impairment of goodwill	22,637	-	22,637	N/A
Restructuring expenses	1,420	-	1,420	N/A

Total Operating Expenses	$153,286	$143,049	$10,237	7.2%

        Overall, for the year 2008, our net total revenues decreased by 4.2% to $256.5 million, from $267.8 million in 2007, which was mainly attributable to a slowdown in the Aesthetics markets commencing in the second half of 2008. While our Surgical business revenues grew by 14% to $84 million in 2008 from $73.7 million in 2007, our Aesthetics business related revenues decreased by 14% to $108.3 million from $126.2 million in 2007, and our Ophthalmic business related revenues remained mostly unchanged at $59.2 million in 2008 compared to $59.5 million in 2007. Our cost of revenues fell 1.3% in 2008 to $151.1 million from $153.2 million in 2007, which was primarily related to the decrease in our revenues in 2008, partly offset by increased investment by our engineering group in improving the quality of our products and increases in freight expenses as a result of higher fuel charges. As a percentage of revenues, our cost of revenues increased slightly to 58.9% in 2008 compared to 57.2% in 2007.

        As to our various categories of operating expenses, research and development expenses increased nearly $2.5 million in 2008 to $19.0 million from $16.5 million in 2007 (constituting 7.4% and 6.1% of our revenues, respectively), reflecting our increased investment associated with our launch of new products in 2008 and 2009. Selling and marketing expenses also increased in 2008, by $2.3 million to $75.5 million from $73.2 million in 2007 (reflecting 29.4% and 27.4% of our revenues in such years, respectively), which was primarily attributable to an increase in our sales and marketing personnel in the first part of the year. In a third category of operating expenses – general and administrative – we experienced an opposite trend in 2008, as such expenses fell 34.7% to $34.8 million from $53.4 million in 2007 (representing 13.6% and 19.9% of our revenues in those years, respectively). This large decrease was primarily due to the fact that we did not need to expend in 2008 the approximate $20 million of non-recurring expenses that we had paid in 2007 that related to the settlement of various outstanding litigation, legal fees paid pursuant to an indemnification agreement for one of our former officers, accounting service expenses related to the preparation of our restated financial statements for 2004 through 2006 (which were filed in April 2007) and the implementation of our new ERP system.

        In 2008, our operating results were also impacted by two additional categories of expenses that were largely attributable to the global economic slowdown and which had not played a role in our 2007 operating results–goodwill impairment and restructuring expenses. We recorded an impairment of goodwill in the amount of approximately $22.6 million in respect of our Aesthetics business, resulting primarily from the global economic recession, which particularly impacted the Aesthetics market and the valuation of our Aesthetics related assets.  Also largely resulting from the global economic crisis, in the fourth quarter of 2008, we initiated a cost-saving plan, which included the reduction of our work force by approximately 160 employees, which resulted in our recording $1.4 million of restructuring expenses primarily related to one-time severance benefits to our employees who were rendered redundant.

        In two categories of profit and loss that were unrelated to our operations, we recorded net financial income of $1.7 million in 2008, compared to $3.9 million in 2007, and tax income of $2.1 million in 2008 compared with a provision for income taxes of $3.5 million in 2007. The decrease in our financial income was mainly due to the decrease in our interest income on cash balances, which fell to $0.9 million in 2008 compared with $3.1 million in 2007. Our recording tax income in 2008 was primarily attributable to the creation of a deferred tax asset due to the above-described goodwill impairment in our Aesthetics business, which generated tax income of $4.3 million.

        As a result of all of the above factors, we experienced a net loss in 2008 of $44.2 million, which compares to a net loss of $28.1 million in 2007. In particular, the larger net loss can be attributed primarily to the Aesthetics-related impairment of goodwill and the overall slowdown in the global economy in the second half of 2008, which adversely impacted our operating results. If the charge to income related to our goodwill impairment ($22.6 million) and associated deferred tax impact (tax income of $4.3 million) are disregarded, however, our overall net loss for 2008 was approximately $25.9 million, which reflects a net loss per share of $0.13 and a decrease in net loss of 7.8% relative to 2007, which management deems important in that it exhibits improved results from our operations, after disregarding this non-recurring charge.

        As to our cash resources, we experienced a decrease of cash and cash equivalents in 2008, as at December 31, 2008, we had $20.4 million of cash and cash equivalents, compared with $58.4 million at December 31, 2007. The decrease in 2008 was primarily attributable to our net losses from operations and our $6.5 million of interest payments and $5.0 million principal repayment to the Bank with respect to our outstanding loan. Our cash use can be characterized within three categories of activities: operating, investing and financing. Despite our overall decrease in cash resources in 2008, our use of cash in operating and investing activities actually decreased in 2008 relative to 2007, by $13.2 million in the aggregate, while, on the other hand, our use of cash in financing activities increased in 2008 in comparison to 2007.

        Our net cash used in operating activities decreased to $30.4 million in 2008 from $41.1 million in 2007, reflecting an improvement in our operational results (excluding non-cash goodwill impairment) and a decrease in trade and other receivables, which was partly offset by an increase in trade and other payables. Our net cash used in investing activities likewise decreased in 2008, to $2.9 million, compared to $5.4 million in 2007, partially due to a decrease in our capital expenditures, which were reduced to $2.9 million in 2008 from $5.8 million in 2007. Capital expenditures in 2008 primarily related to investment in machinery and equipment and our implementation of SAP, while in 2007, our capital expenditures also primarily related to our implementation of SAP, as well as our investment in leasehold improvements and furniture in our new Santa Clara location. On the other hand, during 2008, our net cash use in financing activities increased, to $5.0 million, which reflected our repayment of a long term loan to the Bank in 2008, whereas in 2007, our financing activities provided us with net cash of $25.6 million, primarily reflecting cash received from the exercise of warrants to purchase our Ordinary Shares by the holders thereof.

Fairness Opinion to the Board of Directors

        Our Board of Directors has relied in its decisions concerning the Equity Financing on, among other factors, a fairness opinion submitted by BDO Ziv Haft Consulting & Management Ltd. (“BDO”). The Board of Directors retained BDO on March 18, 2009 to render an opinion to the Board as to the fairness of the Equity Financing, from a financial point of view. At the May 12, 2009 Board meeting, BDO presented its analysis and delivered its opinion that, as of that date and based on its analysis and subject to the matters described in its opinion, the Equity Financing, including the valuation of the Company reflected thereby, is fair, from a financial point of view, to the Company.

        This summary is not a complete statement of the analysis and procedures applied, the judgments made or the conclusions reached by BDO or a complete description of its presentation to the Board, and is qualified in its entirety by reference to the full text of the opinion. The complete text of BDO’s opinion is attached to this proxy statement as Annex 1. The opinion sets forth, among other things, the purpose and scope of BDO’s engagement, assumptions made, data and information relied upon, matters considered and limitations on the scope of the review undertaken by BDO in rendering its opinion. BDO’s opinion is directed to the Board of Directors and addresses only the fairness, as of the date of the opinion, from a financial point of view, of the Equity Financing (including the valuation of the Company reflected thereby) to the Company. It does not address any other aspects of the Equity Financing or any other matter referred to in this proxy statement and does not constitute a recommendation to any holder of Lumenis’ shares as to how to vote at the Special General Meeting. Shareholders are urged to read the opinion carefully in its entirety for a description of the data and information relied upon, factors considered and the assumptions made by BDO, as well as the limitations to the opinion.

Overview of Review and Analysis

        For the purpose of rendering its fairness opinion, BDO examined the following data and information that our Board of Directors provided to it:

—	Statement of operations forecast and cash flow projection for the Company, as prepared by our management;

—	The business plan of the Company as presented to BDO by our management;

—	An overview of the Company and a description of our products;

—	Budget of the Company for the year 2009;

—	Relevant market research presented to BDO by the Company;

—	Unaudited financial statements of the Company as of December 31, 2008; and

—	Other information, review and analysis as were deemed necessary by BDO.

        BDO reviewed and analyzed the above data and information with the goal of determining whether the pre-money value attributed to the Company in the Equity Financing is a fair value. BDO’s analysis focused on “fair value” as a function of the value at which an asset (liability) could be bought (incurred) or sold (settled) in a current transaction between willing parties, other than in a forced or liquidation sale.

Assumptions Applied by BDO

        In reaching its conclusion as to the fairness of the Equity Financing, BDO made certain assumptions, including:

—	Achievement of our operational results forecasted by our management (which is dependent on actions, plans, and assumptions of our management);

—	The current level of management expertise and effectiveness would continue to be maintained by us, and the character and integrity of our Company would not be materially or significantly changed through any sale, reorganization or exchange;

—	The accuracy of our financial statements and other related information as fully and correctly reflecting our business conditions and operating results for the respective periods presented; and

—	The accuracy and completeness of the public information and industry and statistical information that was examined as part of BDO’s analysis.

Board’s Consideration of the Fairness Opinion

        BDO’s opinion and financial analysis were only one of many factors considered by Lumenis’ Board of Directors in its evaluation of the Equity Financing and should not be viewed as determinative of the views of Lumenis’ Board of Directors or management with respect to the Equity Financing.

Miscellaneous

        The Board of Directors retained BDO based upon BDO’s qualifications, experience and expertise. BDO is the Israeli affiliate of BDO Seidman’s global investment banking and merchant banking division. As part of its investment banking services, BDO regularly is engaged in the valuation of businesses and securities in connection with mergers, acquisitions, sales and distributions of listed and unlisted securities and private placements. BDO does not own any interest in Lumenis, nor has BDO previously provided investment banking services to Lumenis. An affiliate of BDO has served in the past as the Company’s auditor for a number of years.

        In addition to the fee by which we compensated BDO for its services in rendering its opinion, we have agreed to indemnify BDO against liabilities and expenses that in any manner relate to, arise out of or are associated with its engagement, or any of the services provided by BDO under its engagement, by us (except in the case of gross negligence or willful misconduct by BDO). The terms of the engagement letter were negotiated at arm’s-length between our Board of Directors and BDO.

Approval by the Audit Committee and the Board of Directors

        In meetings held on March 18, 2009 and May 12, 2009, each of the Audit Committee and the Board of Directors approved and recommended that our shareholders approve the Proposal described in this proxy statement.

        At their meetings on March 18, 2009 and May 12, 2009, the Board of Directors and the Audit Committee reviewed the material terms of the proposed Equity Financing and discussed at length those terms and the status of the transaction. Management gave detailed presentations to the Board and Audit Committee regarding the Company’s business and financial situation. Representatives of BDO presented to the Board a summary of the analyses undertaken by BDO in arriving at its opinion and the opinion itself. The Board and Audit Committee discussed potential outcomes for the Company in the absence of the proposed Equity Financing. Based on its detailed review of the proposed transaction’s material terms and conditions, the absence of preferable alternative transactions, the Company’s current financial condition and prospects (in light of the Restructuring Agreement) and BDO’s fairness opinion, the Audit Committee and the Board of Directors each approved the Equity Financing and recommended that the Company’s shareholders approve the Proposal set forth in this proxy statement. Our Board of Directors and Audit Committee will separately consider and approve the final form of the Purchase Agreement, including the allocation of the participation in the Equity Financing among the various investors, including both Existing Investors and, possibly, new investors joining the Equity Financing, and including the Registration Rights Agreement Amendment, prior to the execution of the Purchase Agreement.

Interest of Directors and Controlling Shareholders

        Under Sections 270 (4) and 275 of the Companies Law, an extraordinary transaction of a public company in which a controlling shareholder is deemed to have a personal interest is subject to approval by such company’s audit committee, board of directors and shareholders (in that order). Furthermore, any director of a company affiliated with a controlling shareholder is also deemed to have a personal interest in a proposed transaction involving such controlling shareholder, and, in accordance with the requirements of Section 278 of the Companies Law, may not participate in the discussion or vote by the Board of Directors with respect to such transaction.

        The Equity Financing, given its magnitude and importance for a company of our size, may be considered an “extraordinary transaction” under Section 1 of the Companies Law. Each of LM and Ofer holds more than 25% of our issued and outstanding share capital, and by virtue of its holdings may be deemed to be a controlling shareholder of the Company under Section 268 of the Companies Law. Each of LM and Ofer has a personal interest in the Equity Financing (including the Purchase Agreement and the Registration Rights Agreement Amendment), as each is an Existing Investor participating therein. Mr. Harel Beit-On and Mr. Yoav Doppelt, who are members of our Board of Directors, are deemed to have a personal interest in the approval of the proposed Equity Financing by virtue of their relationships with LM and Ofer, respectively. Accordingly, the Equity Financing is subject to approval by our Audit Committee, Board of Directors and shareholders. Furthermore, as a result of their deemed personal interests in the Equity Financing, each of Mr. Harel Beit-On and Mr. Yoav Doppelt was not permitted to, and did not, participate in the discussion or vote by our Board of Directors with respect to the Equity Financing. As a result, the members of our Board of Directors participating in the discussion and approval of the proposed Equity Financing comprised just those directors who also serve on our Audit Committee. In addition, Mr. Harel Beit-On and Mr. Yoav Doppelt will not participate in any discussion or vote of our Board of Directors with respect to the approval of the Purchase Agreement, including the allocation of the participation in the Equity Financing among the Existing Investors and new investors, if any, and including the Registration Rights Agreement Amendment.

Cautionary Note Regarding Forward Looking Statements

        This proxy statement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (collectively, the “Safe Harbor Provisions”). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties, and actual results may differ significantly. Forward-looking statements are typically identified by the words “believe,” “expect,” “intend,” “estimate” and similar expressions. Such statements appear in this proxy statement and include statements regarding the intent, belief or current expectation of the Company or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth in Item 3 (“Key Information”) under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007 (the “Cautionary Statements”). Any forward-looking statements contained in this proxy statement speak only as of the date hereof, and we caution shareholders and potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

PROPOSAL: APPROVAL AND AUTHORIZATION OF THE TERMS AND CONDITIONS OF THE EQUITY FINANCING, AS DESCRIBED IN THIS PROXY STATEMENT, AND AUTHORIZATION OF OUR BOARD OF DIRECTORS AND AUDIT COMMITTEE TO APPROVE THE FINAL FORM OF PURCHASE AGREEMENT, INCLUDING THE ACCEPTANCE OF THE SUBSCRIPTION FOR THE PARTICIPATION IN THE EQUITY FINANCING BY THE EXISTING INVESTORS, AND, POSSIBLY, NEW INVESTORS, INCLUDING THE REGISTRATION RIGHTS AGREEMENT AMENDMENT AND THE TRANSACTIONS CONTEMPLATED THEREUNDER.

General

        We submit the material terms and conditions of the Equity Financing to our shareholders for approval, in compliance with the provisions of the Companies Law. Under the terms of the anticipated Purchase Agreement, shareholder approval of the Proposal will be a condition precedent to the closing of the Equity Financing. Accordingly, failure to obtain shareholder approval for the Proposal will result in the termination of the Purchase Agreement without closing. The final form of the Purchase Agreement, materially consistent with the terms and conditions described in this proxy statement, including the final subscription for the participation in the Equity Financing by each of the Existing Investors and, possibly, new investors who join the Equity Financing, will be approved and accepted by our Audit Committee and Board of Directors prior to the execution of the Purchase Agreement but will not require any further shareholder approval. The Proposal includes both an approval and authorization of the terms and conditions of the Equity Financing, and an authorization for the Board of Directors and the Audit Committee to finalize the form of Purchase Agreement and accept subscription for the participation in the Equity Financing, as long as the terms and conditions are materially consistent with the terms and conditions described in this proxy statement and any additional terms and conditions are not inconsistent with the terms and conditions described in this proxy statement. New investors making an investment in the Company under the same terms and conditions as the Equity Financing may join the Purchase Agreement as parties thereto. In the event that new investors agree with us to make an investment in the Company, then whether or not such investment is made on the same terms and conditions as those of the Equity Financing, under the Companies Law, approval by our shareholders shall not be required with respect to such investment.

        Accordingly, our shareholders are asked to approve the following resolution:

        RESOLVED, that the shareholders (i) approve and adopt the terms and conditions of the Equity Financing substantially as described in this proxy statement, including, without limitation: the issuance to the Existing Investors pursuant to the Purchase Agreement of up to an aggregate amount of 13,636,363 Ordinary Shares of the Company at a price per share of $1.10 and an aggregate purchase price of up to $15,000,000, and the grant of five-year warrants to purchase up to an additional 6,818,182 Ordinary Shares of the Company, at an exercise price per share of $1.30, and the issuance of Ordinary Shares upon exercise thereof; the Registration Rights Agreement Amendment; the acceptance of additional subscriptions in an amount of up to $5,000,000 from external investors who may join the Equity Financing by becoming parties to the Purchase Agreement, as determined by the Audit Committee and the Board of Directors, for the purchase of up to an additional 4,545,455 Ordinary Shares and grant of additional five-year warrants to purchase up to 2,272,728 additional Ordinary Shares and the issuance of Ordinary Shares upon exercise thereof; and, the transactions contemplated under the Purchase Agreement and the Registration Rights Agreement Amendment; and (ii) authorize the Board of Directors and Audit Committee of the Company to approve the final form of the Purchase Agreement, including the acceptance of the subscription for the participation in the Equity Financing by each of the Existing Investors and new investors, if any, and including the Registration Rights Agreement Amendment.

Required Vote

        As discussed above, the Company believes that the proposed Equity Financing (and, as components thereof, the Purchase Agreement and Registration Rights Agreement Amendment) may be an extraordinary transaction to which the controlling shareholders are parties or in which the controlling shareholders have personal interests. Accordingly, under Section 275 of the Companies Law, the approval of the resolution with respect thereto will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, provided that either: (i) the shares voting in favor of the resolution include at least one-third (1/3) of the shares voted by shareholders who do not have a personal interest (within the meaning set forth in the Companies Law and described below, and referred to in this proxy statement as a “Personal Interest”) in the approval of such transactions (disregarding, for such purpose, abstention votes); or (ii) the total number of shares held by shareholders who do not have a Personal Interest voting against such resolution does not exceed one percent (1%) of all of the voting power in Lumenis. A shareholder that has a Personal Interest is qualified to participate in the vote; however, the vote of such a shareholder may not be counted towards the one-third (1/3) requirement described in clause (i) above or the 1% threshold described in clause (ii) above. Under Section 276 of the Companies Law, a shareholder must indicate either before or during the subject vote whether it has or does not have a Personal Interest in the subject transaction with a controlling shareholder, and failure to so indicate disqualifies the shareholder from participating in the vote. A shareholder who fills out and returns a proxy card with respect to the Proposal, whether voting “For” or “Against” the Proposal, will be deemed to be confirming that he, she or it has no Personal Interest with respect to the subject matter of the Proposal and is therefore qualified to vote. If a shareholder has a Personal Interest in the subject matter of the Proposal, and wishes to vote “For” or “Against” the Proposal, he, she or it should not fill out the enclosed proxy card and should instead contact either Lisa Tykane at the Company at 011-972-4-909-9480 or MacKenzie Partners, our proxy solicitation firm, at (212) 929-5500 (collect) or 1-800-322-2885 (toll free), either of whom will advise the shareholder as to how to submit a vote with respect to the Proposal. Any shareholder who holds his, her or its shares in “street name” (i.e., shares that are held via a brokerage account) and believes that he, she or it possesses a Personal Interest with respect to the subject matter of the Proposal needs to contact his, her or its broker and obtain a legal proxy from the broker in order to enable him, her or it to directly contact either the Company or our proxy solicitation firm (at the telephone numbers provided above) and to receive information as to how to directly cast a vote as instructed thereby. In such circumstances, the costs, if any, for obtaining such legal proxy from one’s broker will be promptly reimbursed by us.

        Under the Companies Law, a “Personal Interest” of a shareholder (i) includes a personal interest of any member of the immediate family of the shareholder (e.g. spouse, siblings, parents, grandparents, descendents, spouse’s descendent and the spouses of any of the foregoing) (a “Family Member”), or a personal interest of an entity in which the shareholder (or a Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in the Company.

RECOMMENDATION: OUR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE PROPOSED RESOLUTION.

Other Matters

        Other than as set forth above, management knows of no business to be transacted at the Special General Meeting but, if any other matters are properly presented at the Special General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

Dated: May 13, 2009

Annex A

Fairness Opinion
Lumenis LTD
April 2009

BDO Ziv Haft Consulting Group Amot Bituach House Building B. 46-48 Menachem Begin Rd. Tel Aviv 66184 Tel: 972 3 6386894 Fax: 972 3 6382511

Lumenis Ltd.

May 12, 2009

Lumenis board of directors
Lumenis Ltd.

Re: A fairness opinion regarding the upcoming capital raising

Pursuant to your request, BDO Ziv Haft Consulting & Management Ltd. (hereinafter: “BDO”) has prepared a fairness opinion (the “Opinion”) regarding the proposed equity financing of Lumenis Ltd. (“Lumenis” or the “Company”) by certain investors, as set forth in the Purchase Agreement, dated on or about the date hereof between the Company and such investors and the exhibits and schedules thereto (the “Equity Financing”).

Within the framework of the Opinion, we examined the value of the operations of Lumenis, as described below. The Opinion relates to the fairness of the valuation ascribed to Lumenis’ equity, as reflected in the terms and conditions of the Equity Financing.

The structure and terms of the Equity Financing were provided to us by the Company. We did not, nor were we requested or supposed to, audit or examine the accuracy and completeness of the representations and warranties and other terms included in the transactions documents of the Equity Financing.

The information contained in the Opinion does not necessarily include all of the information that will be provided to the shareholders of the Company in their evaluation of the Equity Financing, or that will otherwise be deemed necessary by them in order to consider the Equity Financing. The Opinion is not intended for a specific investor, since any such investor’s considerations in determining value could be influenced by additional factors that we did not, and were not supposed to, take into account. In connection with the preparation of the Opinion, we did not perform accounting, legal or physical due diligence. It should be clarified that the reasonableness test below is only based on the information as received from the Company and is correct as of the valuation date.

This letter is intended to provide you with an overview of the purpose and scope of our analysis and our conclusions. It does not purport to include a comprehensive description of all of the analysis performed in connection with this engagement.

BDO Consulting Group	A - 2

Lumenis Ltd.

PURPOSE AND SCOPE

The objective of our engagement was to determine whether the pre-money value of the Company which is reflected in the Equity Financing is a fair value.

Fair value is defined as the amount at which an asset (liability) could be bought (incurred) or sold (settled) in a current transaction between willing parties, other than in a forced or liquidation sale.

The Opinion should not be used for any other purpose or distributed to third parties without the explicit knowledge and written consent of BDO. The Opinion may be included or described in the proxy statement distributed by the Company to its shareholders in connection with the approval of the Equity Financing.

Data and information

For the purpose of rendering the Opinion, the Company furnished us with the following data and information:

—	Terms of the upcoming capital raising.

—	Lumenis 2007 audited annual financial results and internal data for 2008.

—	Conversations held with the management of Lumenis.

—	2009 - 2011 financial forecast by SBUS (as of 31/12/2008).

—	2008 - 2010 financial forecast by SBUS (as of 01/01/2008).

—	Market research regarding the Company’s different business units.

—	Business plans for each SBU.

—	Additional data received from the Company and publically available data.

The Opinion is only based upon said documentation and information as provided to BDO by the Company; The Opinion is rendered by BDO in reliance upon the Company’s representation that the documentation and information so provided are correct and accurate.

BDO Consulting Group	A - 3

Lumenis Ltd.

SUMMARY OF FINDINGS

Based upon the analysis prepared by us and presented in further detail to the Board of Directors of the Company, it is our opinion that the Equity Financing, including the valuation of the Company reflected thereby, is fair, from a financial point of view, to the Company.

We are unrelated to Lumenis and have no current or expected interest in the Company or its assets. The results of the Opinion were in no way influenced by the fee paid for our services.

LIMITING CONDITIONS

1.	In accordance with recognized professional ethics, the professional fee paid by the Company for the service reflected herein is not contingent upon our conclusion of value, and to the best of our knowledge neither BDO nor any of its employees have a present or intended material financial interest in the subject enterprise valued.

2.	The opinion of value expressed herein is valid only for the stated purpose as of the date of the valuation, as presented to us by the Company.

3.	Financial statements and other related information provided by the Company or its representatives in the course of this examination have been accepted, without further verification, as fully and correctly reflecting the enterprise’s business conditions and operating results for the respective periods, except as specifically noted herein; As we did not prepare such financial statements or such other related information, we assume no responsibility on our part, neither regarding their correctness, nor regarding any inaccuracy possibly consequential to their incorrectness.

4.	Public information and industry and statistical information have been obtained from sources we deem to be reliable; however, we make no representation as to the accuracy or completeness of such information, and have accepted the information without further verification. Therefore we assume no responsibility, neither regarding its correctness, nor regarding any inaccuracy possibly consequential to its incorrectness.

BDO Consulting Group	A - 4

Lumenis Ltd.

5.	We do not provide assurance on the achievability of the results forecasted by the Company because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.

6.	The conclusions of value are based on the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the enterprise through any sale, reorganization or exchange would not be materially or significantly changed.

7.	The Opinion and the conclusions arrived at therein are for the exclusive use of the Company for the sole and specific purposes as noted herein. Furthermore, the Opinion and conclusions are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusions reached herein represent the considered opinion of BDO, based on information furnished to it by the Company.

8.	Neither all nor any part of the contents of the Opinion (especially any conclusions as to value, the identity of any valuation specialist(s), or the firm with which such valuation specialists are connected, or any reference to any of their professional designations) may be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other private or public means or manner of communication, of any kind and form whatsoever, without the prior written consent and approval of BDO. BDO hereby agrees that the Opinion will be provided and described to the shareholders of the Company in a proxy statement to be distributed in connection with a shareholders meeting of the Company in which the Equity Financing will be considered. The proxy statement is a public document available for review by third parties.

BDO Consulting Group	A - 5

Lumenis Ltd.

9.	Future services regarding the Opinion or the subject matter thereof, including, but not limited to, testimony or attendance in court, shall not be required of BDO, unless previous arrangements have been made in writing.

Sincerely yours,

BDO Ziv Haft Consulting and Management Ltd.

BDO Consulting Group	A - 6